SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 30, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                               [GRAPHIC OMITTED]

                                 CNOOC LIMITED
                         [CHINESE CHARACTERS OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                 ANNOUNCEMENT


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Management of the Company is currently considering whether it will propose to the Board for consideration the payment of any interim or special dividend.

This announcement is made pursuant to paragraph 2 of the Listing Agreement between the Company and the Stock Exchange of Hong Kong Limited.
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CNOOC Limited (the "Company") has noted the recent increases in price and trading volume of the shares in the Company and wishes to state that management of the Company is currently considering whether it will propose to the board of directors of the Company (the "Board") for consideration the payment of any interim or special dividend in the meeting of the Board currently scheduled to be held in late August 2003 to approve the interim results of the Company and its subsidiaries for the six months ended 30 June 2003.

The Board wishes to remind investors that no decision has been made by management of the Company or the Board on whether to pay any interim or special dividend. Investors are advised to exercise caution in dealing in the shares in the Company.

This announcement is made pursuant to paragraph 2 of the Listing Agreement between the Company and the Stock Exchange of Hong Kong Limited.

Save as disclosed in this announcement, the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

                                                      By order of the Board
                                                       CNOOC Limited
                                                         Cao Yunshi
                                                      Company Secretary


Hong Kong, 29 July 2003

Please also refer to the published version of this announcement in the South China Morning Post.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                               ---------------------------
                                               Name:   Cao Yunshi
                                               Title:  Company Secretary

Dated: July 30, 2003